Pricing Supplement no. 1398
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 103-A-II dated May 24, 2010

Registration Statement No. 333-155535
Dated June 27, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	**$27,241,000** **Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund due July 31, 2012**

General

- The notes are designed for investors who seek a return at maturity of 1.5 times the appreciation of each underlying in a weighted basket of three buffered return enhanced components, consisting of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, each of which is subject to a different maximum return as described below. Investors should be willing to forgo interest and dividend payments and, if the Ending Underlying Level of any Component Underlying is less than the Starting Underlying Level of such Component Underlying by more than 10%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 31, 2012[†]
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on June 27, 2011 and are expected to settle on or about June 30, 2011.

Key Terms

Basket/Basket Components: The notes are linked to a weighted basket consisting of three buffered return enhanced components (each a "Basket Component," and together, the "Basket Components"): Russell 3000® Index (the "Component Index"), the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund (each of the latter two, a "Component Fund" and collectively, the "Component Funds"). We refer to each Component Index and Component Fund as a "Component Underlying" and collectively, as the "Component Underlyings."

Component Underlying	Component Weighting	Buffer Amount	Upside Leverage Factor	Maximum Return	Downside Leverage Factor
Russell 3000® Index ("RAY")	60%	10%	1.5	13.05%	1.1111
iShares® MSCI EAFE Index Fund ("EFA")	25%	10%	1.5	20.90%	1.1111
iShares® MSCI Emerging Markets Index Fund ("EEM")	15%	10%	1.5	18.80%	1.1111

Accordingly, the maximum payment at maturity, based on the percentages above, is $1,158.75 for every $1,000 principal amount note.

Payment at Maturity: The amount you will receive at maturity is based on the Basket Return, which in turn is based on the performance of the Basket Components. At maturity, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

Basket Return: The sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component.

Component Return: With respect to each Basket Component, the Component Return will be calculated as follows:

Ending Underlying Level	Component Return
is greater than the Starting Underlying Level	Underlying Return × Upside Leverage Factor, subject to the Maximum Return
is equal to the Starting Underlying Level or *less than* the Starting Underlying Level by not more than the buffer amount	0
is less than the Starting Underlying Level by more than the buffer amount	(Underlying Return + buffer amount) × downside leverage factor

For each Basket Component, if the Ending Underlying Level for the applicable Component Underlying is less than the Starting Underlying Level for such Component Underlying by more than 10%, your return on the notes at maturity may be adversely affected and you may lose some or all of your investment at maturity.

Maximum Return: With respect to the RAY, 13.05%, with respect to the EFA, 20.90%, and with respect to the EEM, 18.80%.

Underlying Return: With respect to each Component Underlying, the performance of the Component Underlying from the Starting Underlying Level to the Ending Underlying Level, calculated as follows:

$$\frac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$$

Starting Underlying Level: 765.94 with respect to the RAY, $57.60 with respect to the EFA and $46.03 with respect to the EEM, in each case, the Index closing level or closing price of such Component Underlying on the pricing date.

Ending Underlying Level: With respect to each Component Underlying, the arithmetic average of the Index closing levels or closing prices of such Component Underlying on each of the Ending Averaging Dates (multiplied, in the case of the Component Funds, by the applicable Share Adjustment Factor on such date)

Share Adjustment Factor: 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 103-A-II for further information about these adjustments.

Ending Averaging Dates[†]: July 20, 2012, July 23, 2012, July 24, 2012, July 25, 2012 and July 26, 2012

Maturity Date[†]: July 31, 2012

CUSIP: 48125XVR4

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 103-A-II.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 103-A-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$4.17	$995.83
Total	$27,241,000	$113,622.21	$27,127,377.79

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $4.17 per $1,000 principal amount note and, with respect to $19,161,000 aggregate principal amount of notes, will use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of $2.50 per $1,000 principal amount note. For the remainder of the notes sold in this offering, the other dealers will forgo their selling concessions. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See "Use of Proceeds" beginning on page PS-21 of the accompanying product supplement no. 103-A-II, as supplemented by "Supplemental Use of Proceeds" in this pricing supplement, and "Plan of Distribution (Conflicts of Interest)" beginning on page PS-81 of the accompanying product supplement no. 103-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

June 27, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 103-A-II dated May 24, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 17, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 103-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC's website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC's website):

- Product supplement no. 103-A-II dated May 24, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002109/e38868_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC's website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Underlying Return for each Component Underlying by 1.5, up to the applicable Maximum Return. The Maximum Return is 13.05% for the Russell 3000® Index, 20.90% for the iShares® MSCI EAFE Index Fund and 18.80% for the iShares® MSCI Emerging Markets Index Fund. Accordingly, the maximum payment at maturity, based on the percentages above, is $1,158.75 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Underlying Level of each Component Underlying is less than the applicable Starting Underlying Level by up to 10%. If the Ending Underlying Level of a Component Underlying is less than the Starting Underlying Level by more than 10%, for every 1% decline of the Component Underlying beyond 10%, the Component Return for the Basket Component linked to such Component Underlying will be reduced by 1.1111%.

- **DIVERSIFICATION AMONG THE COMPONENT UNDERLYINGS** — Because the Basket Component linked to the Russell 3000® Index makes up 60% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Russell 3000® Index.

  The return on the notes is linked to a weighted basket consisting of three buffered return enhanced components, each linked to the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, respectively. The Russell 3000® Index is designed to represent the broad U.S. equity market. The Russell 3000® Index consists of the 3,000 stocks included in the Russell 1000® Index and the Russell 2000® Index, which are subsets of the Russell 3000E™ Index, and represents approximately 98% of the U.S. equity market. The iShares® MSCI EAFE Index Fund is an exchange-traded fund of iShares® Trust, a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index. The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Europe, Australasia (Australia and Asia) and the Far East. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. We refer to each of the MSCI EAFE Index and the MSCI Emerging Markets Index as an "Underlying Index" and collectively, as the "Underlying Indices." For additional information about each Component Underlying, see the information set forth under "The Russell 3000® Index," "The iShares® MSCI EAFE Index Fund" and "The iShares® MSCI Emerging Markets Index Fund" in the accompanying product supplement no. 103-A-II.

JPMorgan Structured Investments —
Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

PS-1

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. *103-A-II.* As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. *103-A-II,* or as "contingent payment debt instruments."

  A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Component Funds (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired the Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the maturity date (if the note was held until the maturity date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

  Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Components, the Component Underlyings or any of the equity securities included in the Component Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 103-A-II dated May 24, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Component Underlyings and will depend on whether, and the extent to which, the Underlying Return of each Component Underlying is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Ending Underlying Level for any Component Underlying is less than the Starting Underlying Level for such Component Underlying by more than 10%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes

in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

  In addition, we are currently one of the companies that make up the Russell 3000® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Russell 3000® Index and the notes.

- **THE COMPONENT RETURN FOR EACH BASKET COMPONENT IS LIMITED TO THE APPLICABLE MAXIMUM RETURN** — If the Ending Underlying Level of a Component Underlying is greater than its Starting Underlying Level, the Component Return for the Basket Component linked to such Component Underlying will not exceed a predetermined percentage, regardless of the appreciation in the Component Underlying, which may be significant. We refer to this percentage for each Basket Component as a Maximum Return, which is 13.05% for the Russell 3000® Index, 20.90% for the iShares® MSCI EAFE Index Fund and 18.80% for the iShares® MSCI Emerging Markets Index Fund. Accordingly, the actual maximum payment is $1,158.75 for every $1,000 principal amount note.

- **CHANGES IN THE VALUES OF THE COMPONENT UNDERLYINGS MAY OFFSET EACH OTHER** — Price movements in the Component Underlyings may not correlate with each other. At a time when the value of one or more of the Component Underlyings increases, the value of the other Component Underlyings may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Underlyings may be moderated, or more than offset, by lesser increases or declines in the value(s) of the other Component Underlying or Component Underlyings. For example, the negative, weighted Component Return resulting from a 23% decline in the Russell 3000® Index would more than offset the positive, weighted Component Returns resulting from any and all appreciation in both the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, which appreciation may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Component Underlyings would have.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Component Funds, which together comprise 40% of the Basket, are converted into U.S. dollars for the purposes of calculating the net asset value of such Component Funds, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Component Funds. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Component Funds. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the value of the applicable Component Funds, and consequently, the Basket Return, will be adversely affected and the payment at maturity may be reduced. Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments; and
  - the extent of government surpluses or deficits in the component countries and the United States of America.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of such currencies and the United States and other countries important to international trade and finance.

- **THERE ARE RISKS ASSOCIATED WITH THE COMPONENT FUNDS** — Although shares of the Component Funds are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Component Funds or that there will be liquidity in the trading market. The Component Funds are subject to management risk, which is the risk that the investment strategies of their investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. BlackRock Fund Advisors ("BFA") is currently the investment adviser for the Component Funds. BFA may invest up to 10% of a Component Fund's assets in securities not included in the applicable Underlying Index, futures contracts, options on futures contracts, other types of options and swaps related to the applicable Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. Any such action could adversely affect the market price of the shares of either or both of the Component Funds, and consequently, the Basket Return and the value of the notes.

- **DIFFERENCES BETWEEN THE COMPONENT FUNDS AND THEIR RESPECTIVE UNDERLYING INDICES** — The Component Funds do not fully replicate their respective Underlying Indices, and their performance will reflect additional transaction costs and fees that are not included in the calculation of the respective Underlying Indices, all of which may lead to a lack of correlation between the Component Funds and their respective Underlying Indices. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Component Funds and their respective Underlying Indices. Finally, because the shares of the Component Funds are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of a Component Fund may differ from the net asset value per share of such Component Fund. For all of the foregoing reasons, the performance of the Component Funds may not correlate with the performance of their respective Underlying Indices.

- **NON-U.S. SECURITIES RISK** — The foreign equity securities held by the Component Funds have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

- **EMERGING MARKETS RISK** — The foreign equity securities held by the iShares® MSCI Emerging Markets Index Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the iShares® MSCI Emerging Markets Index Fund and the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE COMPONENT FUNDS IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for a Component Fund for certain events affecting the shares of such Component Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of each Component Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level or price of the Component Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Component Underlyings;
    - the time to maturity of the notes;
    - the dividend rates on the equity securities underlying the Component Underlyings;
    - interest and yield rates in the market generally as well as in the markets of the equity securities underlying the Component Underlyings;
    - a variety of economic, financial, political, regulatory and judicial events;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Component Funds are denominated and the correlation between those rates and the prices of shares of the Component Funds;
    - the occurrence of certain events to the Component Funds that may or may not require an adjustment to the Share Adjustment Factor; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Underlying Return for Each Component Underlying and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Component Underlying?

The following table illustrates the hypothetical Underlying Return for each Component Underlying and the corresponding Component Return for each Basket Component. The hypothetical Underlying Returns and Component Returns set forth below reflect the Starting Underlying Level of 765.94, $57.60 and $46.03 for the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, respectively, and the Maximum Return of 13.05%, 20.90% and 18.80% for the Basket Components linked to the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund, respectively. Accordingly, the maximum payment at maturity, based on the percentages above, is $1,158.75 for every $1,000 principal amount note.

The hypothetical Underlying Returns and Component Returns set forth below are for illustrative purposes only and may not be the actual Underlying Returns and Component Returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Russell 3000® Index			iShares® MSCI EAFE Index Fund			iShares® MSCI Emerging Markets Index Fund		
Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return
1,378.69	80.000%	13.0500%	$103.68	80.000%	20.9000%	$82.85	80.000%	18.8000%
1,263.80	65.000%	13.0500%	$95.04	65.000%	20.9000%	$75.95	65.000%	18.8000%
1,148.91	50.000%	13.0500%	$86.40	50.000%	20.9000%	$69.05	50.000%	18.8000%
1,072.32	40.000%	13.0500%	$80.64	40.000%	20.9000%	$64.44	40.000%	18.8000%
995.72	30.000%	13.0500%	$74.88	30.000%	20.9000%	$59.84	30.000%	18.8000%
919.13	20.000%	13.0500%	$69.12	20.000%	20.9000%	$55.24	20.000%	18.8000%
842.53	10.000%	13.0500%	$65.63	13.933%	20.9000%	$51.80	12.533%	18.8000%
832.58	8.700%	13.0500%	$63.36	10.000%	15.0000%	$50.63	10.000%	15.0000%
804.24	5.000%	7.5000%	$60.48	5.000%	7.5000%	$48.33	5.000%	7.5000%
785.09	2.500%	3.7500%	$59.04	2.500%	3.7500%	$47.18	2.500%	3.7500%
773.60	1.000%	1.5000%	$58.18	1.000%	1.5000%	$46.49	1.000%	1.5000%
765.94	**0.000%**	**0.0000%**	**$57.60**	**0.000%**	**0.0000%**	**$46.03**	**0.000%**	**0.0000%**
727.64	-5.000%	0.0000%	$54.72	-5.000%	0.0000%	$43.73	-5.000%	0.0000%
689.35	-10.000%	0.0000%	$51.84	-10.000%	0.0000%	$41.43	-10.000%	0.0000%
612.75	-20.000%	-11.1111%	$46.08	-20.000%	-11.1111%	$36.82	-20.000%	-11.1111%
536.16	-30.000%	-22.2222%	$40.32	-30.000%	-22.2222%	$32.22	-30.000%	-22.2222%
459.56	-40.000%	-33.3333%	$34.56	-40.000%	-33.3333%	$27.62	-40.000%	-33.3333%
382.97	-50.000%	-44.4444%	$28.80	-50.000%	-44.4444%	$23.02	-50.000%	-44.4444%
306.38	-60.000%	-55.5556%	$23.04	-60.000%	-55.5556%	$18.41	-60.000%	-55.5556%
229.78	-70.000%	-66.6667%	$17.28	-70.000%	-66.6667%	$13.81	-70.000%	-66.6667%
153.19	-80.000%	-77.7778%	$11.52	-80.000%	-77.7778%	$9.21	-80.000%	-77.7778%
76.59	-90.000%	-88.8889%	$5.76	-90.000%	-88.8889%	$4.60	-90.000%	-88.8889%
0.00	-100.000%	-100.0000%	$0.00	-100.000%	-100.0000%	$0.00	-100.000%	-100.0000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated under various hypothetical circumstances. You should review the following examples in conjunction with the hypothetical table set forth above, including the underlying assumptions described above. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The level of the Russell 3000® Index increases from a Starting Underlying Level of 765.94 to an Ending Underlying Level of 804.24, the price of the iShares® MSCI EAFE Index Fund increases from a Starting Underlying Level of $57.60 to an Ending Underlying Level of $59.04, and the price of the iShares® MSCI Emerging Markets Index Fund increases from a Starting Underlying Level of $46.03 to an Ending Underlying Level of $46.49. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Returns of 5% for the Russell 3000® Index, 2.50% for the iShares® MSCI EAFE Index Fund and 1% for the iShares® MSCI Emerging Markets Index Fund, each multiplied by 1.5, does not exceed the applicable Maximum Return of 13.05%, 20.90% and 18.80%, respectively, the Basket Return is calculated as follows:

$$[(5\% \times 1.5) \times 60\%] + [(2.50\% \times 1.5) \times 25\%] + [(1\% \times 1.5) \times 15\%] = 5.6625\%$$

Accordingly, the investor receives a payment at maturity of $1,056.63 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5.6625\%) = \$1,056.63$$

Example 2: The level of the Russell 3000® Index increases from a Starting Underlying Level of 765.94 to an Ending Underlying Level of 919.13, the price of the iShares® MSCI EAFE Index Fund increases from a Starting Underlying Level of $57.60 to an Ending Underlying Level of $74.88, and the price of the iShares® MSCI Emerging Markets Index Fund increases from a Starting Underlying Level of $46.03 to an Ending Underlying Level of $64.44. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Returns of 20.00% for the Russell 3000® Index, 30.00% for the iShares® MSCI

Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

EAFE Index Fund and 40.00% for the iShares® MSCI Emerging Markets Index Fund, each multiplied by 1.5, exceeds the applicable Maximum Return of 13.05%, 20.90% and 18.80%, respectively, the Basket Return is calculated as follows:

$$(13.05\% \times 60\%) + (20.90\% \times 25\%) + (18.80\% \times 15\%) = 15.875\%$$

Accordingly, the investor receives a payment at maturity of $1,158.75 per $1,000 principal amount note, which reflects the maximum payment at maturity, calculated as follows:

$$\$1,000 + (\$1,000 \times 15.875\%) = \$1,158.75$$

Example 3: The level of the Russell 3000® Index increases from a Starting Underlying Level of 765.94 to an Ending Underlying Level of 919.13, the price of the iShares® MSCI EAFE Index Fund increases from a Starting Underlying Level of $57.60 to an Ending Underlying Level of $59.04, and the price of the iShares® MSCI Emerging Markets Index Fund increases from a Starting Underlying Level of $46.03 to an Ending Underlying Level of $46.49. Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and the Underlying Return of 20.00% for the Russell 3000® Index multiplied by 1.5 exceeds the applicable Maximum Return of 13.05%, while each of the Underlying Returns of 2.50% for the iShares® MSCI EAFE Index Fund and 1% for the iShares® MSCI Emerging Markets Index Fund, each multiplied by 1.5, does not exceed the applicable Maximum Return of 20.90% and 18.80%, respectively, the Basket Return is calculated as follows:

$$(13.05\% \times 60\%) + [(2.50\% \times 1.5) \times 25\%] + [(1\% \times 1.5) \times 15\%] = 8.9925\%$$

Accordingly, the investor receives a payment at maturity of $1,089.93 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 8.9925\%) = \$1,089.93$$

Example 4: The level of the Russell 3000® Index decreases from a Starting Underlying Level of 765.94 to an Ending Underlying Level of 689.35, the price of the iShares® MSCI EAFE Index Fund decreases from a Starting Underlying Level of $57.60 to an Ending Underlying Level of $51.84, and the price of the iShares® MSCI Emerging Markets Index Fund decreases from a Starting Underlying Level of $46.03 to an Ending Underlying Level of $41.43. Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level by not more than 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 5: The level of the Russell 3000® Index decreases from a Starting Underlying Level of 765.94 to an Ending Underlying Level of 536.16, the price of the iShares® MSCI EAFE Index Fund decreases from a Starting Underlying Level of $57.60 to an Ending Underlying Level of $46.08, and the price of the iShares® MSCI Emerging Markets Index Fund decreases from a Starting Underlying Level of $46.03 to an Ending Underlying Level of $27.62. Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

$$\{[(-30\% + 10\%) \times 1.1111] \times 60\%\} + \{[(-20\% + 10\%) \times 1.1111] \times 25\%\} + \{[(-40\% + 10\%) \times 1.1111] \times 15\%\} = -21.1109\%$$

Accordingly, the investor receives a payment at maturity of $788.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -21.1109\%) = \$788.89$$

Example 6: The level of the Russell 3000® Index decreases from a Starting Underlying Level of 765.94 to an Ending Underlying Level of 536.16, the price of the iShares® MSCI EAFE Index Fund decreases from a Starting Underlying Level of $57.60 to an Ending Underlying Level of $51.84, and the price of the iShares® MSCI Emerging Markets Index Fund decreases from a Starting Underlying Level of $46.03 to an Ending Underlying Level of $27.62. Because the Ending Underlying Level of the iShares® MSCI EAFE Index Fund is less than its Starting Underlying Level by not more than 10% and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

$$\{[(-30\% + 10\%) \times 1.1111] \times 60\%\} + 0\% + \{[(-40\% + 10\%) \times 1.1111] \times 15\%\} = -18.33315\%$$

Accordingly, the investor receives a payment at maturity of $816.67 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -18.33315\%) = \$816.67$$

Example 7: The level of the Russell 3000® Index increases from a Starting Underlying Level of 765.94 to an Ending Underlying Level of 804.24, the price of the iShares® MSCI EAFE Index Fund decreases from a Starting Underlying Level of $57.60 to an Ending Underlying Level of $46.08, and the price of the iShares® MSCI Emerging Markets Index Fund decreases from a Starting Underlying Level of $46.03 to an Ending Underlying Level of $27.62. Because the Ending Underlying Level of the Russell 3000® Index is greater than its Starting Underlying Level, and the Underlying Return of 5% multiplied by 1.5 does not exceed the applicable Maximum Return of 13.05%, and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

$$[(5\% \times 1.5) \times 60\%] + \{[(-20\% + 10\%) \times 1.1111] \times 25\%\} + \{[(-40\% + 10\%) \times 1.1111] \times 15\%\} = -3.2777\%$$

Accordingly, the investor receives a payment at maturity of $967.22 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -3.2777\%) = \$967.22$$

These returns and payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If the fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Historical Information

The following graphs show the historical weekly performance of the Russell 3000® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund from January 6, 2006 through June 24, 2011. The Index closing level of the Russell 3000® Index on June 27, 2011 was 765.94. The closing price of one share of the iShares® MSCI EAFE Index Fund on June 27, 2011 was $57.60. The closing price of one share of the iShares® MSCI Emerging Markets Index Fund on June 27, 2011 was $46.03.

We obtained the various closing levels and prices of the Component Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical prices set forth in the graph below for the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund have been adjusted for a 3-for-1 stock split that went effective on July 24, 2008. The historical levels and prices of each Component Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or price of any Component Underlying on the pricing date or any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Component Underlyings will result in the return of any of your initial investment.







Supplemental Use of Proceeds

For purposes of the notes offered by this pricing supplement, the second paragraph under "Use of Proceeds" in the accompanying product supplement no. 103-A-II is deemed to be replaced by the following paragraph:

"The commissions received by JPMS will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus."

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to Federal law, New York law and the Delaware General Corporation Law. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 29, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by the Company on April 29, 2011.